Filed Pursuant to Rule 433

Registration No. 333-201521

Supplementing the Preliminary Prospectus

Supplement dated July 22, 2015

(To Prospectus dated January 15, 2015)

$350,000,000

The Valspar Corporation

3.950% Senior Notes due 2026

Final Term Sheet

July 22, 2015

Issuer:	The Valspar Corporation

Ratings (Moody’s / S&P):*	Baa2 (Stable) / BBB (Stable)

Type of Offering:	SEC Registered (No. 333-201521)

Trade Date:	July 22, 2015

Settlement Date (T+3):	July 27, 2015

Aggregate Principal Amount Offered:	$350,000,000

Maturity Date:	January 15, 2026

Interest Payment Dates:	Semi-annually on January 15 and July 15, beginning on January 15, 2016

Coupon (Interest Rate):	3.950% per annum

Price to Public (Issue Price):	99.560% of principal amount

Yield to Maturity:	4.002%

Benchmark Treasury:	UST 2.125% due May 15, 2025

Benchmark Treasury Price / Yield:	98-09 /2.322%

Spread to Benchmark Treasury:	1.68% (168 basis points)

Optional Redemption:

The Notes will be redeemable at the Issuer’s option, at any time in whole or from time to time in part, prior to October 15, 2025 (three months prior to the maturity date of the Notes), at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.25% (25 basis points), plus (B) accrued and unpaid interest to (but excluding) the redemption date.

At any time on or after October 15, 2025 (three months prior to the maturity date of the Notes), the Notes will be redeemable, at any time in whole or from time to time in part, at the Issuer’s option at par plus accrued and unpaid interest thereon to but excluding the redemption date.

Change of Control Offer:	If a “change of control repurchase event” occurs, the Issuer will be required, subject to certain conditions, to offer to repurchase the Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest to the repurchase date (all as described in the Issuer’s Preliminary Prospectus Supplement dated July 22, 2015 relating to the Notes).

Denominations:	$2,000 × $1,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Goldman, Sachs & Co. Lloyds Securities Inc.

Junior Managers:	PNC Capital Markets LLC ANZ Securities, Inc. ING Financial Markets Inc.

CUSIP / ISIN Number:	920355 AK0/US920355AK06

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, or any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or dg.prospectus_requests@baml.com, by calling HSBC Securities (USA) Inc. toll-free at (866) 811-8049, by calling U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or by calling or e-mailing Wells Fargo Securities, LLC at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.